20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4378
9th December 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

[redacted]

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 1/4

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 9th December 2004
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2004-2005 Interim Results

Date : 9th December 2004

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4378
9th December 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

COPY

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 9th December 2004
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2004-2005 Interim Results

Date : 9th December 2004

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

INTERIM REPORT OF 2004-2005

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September 2004

	Note	(Unaudited) Six Months Ended 30/9/2004 HK$ Million	30/9/2003 HK$ Million
Turnover	2	186.3	54.7
Cost of property sales		(99.5)	(3.8)
Property expenses		(16.7)	(16.3)
Gross profit		70.1	34.6
Administrative expenses		(17.0)	(17.3)
Provision for investment securities		(2.3)	(3.9)
Operating profit	3	50.8	13.4
Finance costs		(0.8)	(1.4)
Share of profits of associated companies		36.6	8.3
Profit before taxation		86.6	20.3
Taxation	4	(9.5)	(2.8)
Profit attributable to shareholders		77.1	17.5
Dividends			
Interim, proposed, of HK 4 cents (2003: HK 2 cents) per ordinary share		24.7	12.4
Earnings per share	5	12.5¢	2.8¢

Notes:

1. *BASIS OF PREPARATION AND ACCOUNTING POLICIES*
These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2004.

2. **TURNOVER AND SEGMENT INFORMATION**
The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) *Primary reporting format – business segments*

Six Months Ended 30/9/2004

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	135.6	47.5	3.0	–	0.2	186.3
Segment results before provision	9.2	43.0	1.5	–	(0.5)	53.2
Provision for investment securities	–	–	–	–	(2.3)	(2.3)
Segment results	9.2	43.0	1.5	–	(2.8)	50.9
Unallocated costs						(0.1)
Operating profit						50.8
Finance costs						(0.8)
Share of profits of associated companies	0.2	–	–	36.4	–	36.6
Profit before taxation						86.6
Taxation						(9.5)
Profit attributable to shareholders						77.1

Six Months Ended 30/9/2003

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	4.1	47.1	3.4	–	0.1	54.7
Segment results before provision	(25.9)	42.2	1.5	–	(0.4)	17.4
Provision for investment securities	–	–	–	–	(3.9)	(3.9)
Segment results	(25.9)	42.2	1.5	–	(4.3)	13.5
Unallocated costs						(0.1)
Operating profit						13.4
Finance costs						(1.4)
Share of profits of associated companies	–	–	–	8.3	–	8.3
Profit before taxation						20.3
Taxation						(2.8)
Profit attributable to shareholders						17.5

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended 30/9/2004 HK$ Million	30/9/2003 HK$ Million	Operating results Six Months Ended 30/9/2004 HK$ Million	30/9/2003 HK$ Million
Hong Kong	100.7	54.5	32.6	16.0
United States of America	85.6	0.2	18.2	(2.6)
	186.3	54.7	50.8	13.4

3. **OPERATING PROFIT**
Operating profit is stated after charging the following:

	Six Months Ended 30/9/2004 HK$ Million	30/9/2003 HK$ Million
Depreciation	0.3	0.1

4. **TAXATION**
Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2004 HK$ Million	30/9/2003 HK$ Million
Current taxation:		
Hong Kong profits tax	3.1	0.6
Deferred taxation	0.1	(0.1)
Deferred taxation resulting from an increase in tax rate	–	(0.9)
	3.2	(0.4)
Share of taxation attributable to associated companies	6.3	3.2
	9.5	2.8

5. **EARNINGS PER SHARE**
The calculation of earnings per share is based on the profit attributable to shareholders of HK$77.1 million (2003: HK$17.5 million) and ordinary shares in issue of 617,531,425 (2003: 617,531,425).

INTERIM DIVIDEND
The Directors declared an interim dividend of HK4 cents per share, representing an increase of 100% over last year. The said interim dividend is payable on 18th February 2005.

REGISTER OF MEMBERS
The Register of Members will be closed from 3rd January 2005 to 7th January 2005, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 31st December 2004 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results
The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2004 amounted to HK$77.1 million. This represents an increase of 341% over the profit of HK$17.5 million for the same period in 2003. The improvement in earnings is mainly due to the recovery of the property market and the hotel industry in Hong Kong.

Property Development
San Clemente Technology Park II in California was completed and all units were sold.

The luxury residential project at Chung Hom Kok will be completed during the second half of the financial year. Pre-sales will start before the end of 2004.

The redevelopment of the luxury residential project at Plunkett's Road on the Peak is proceeding as scheduled.

Hotel
The hotel industry has fully recovered from the SARS crisis. With strong economic growth due to CEPA and solo travellers from mainland China, we expect the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, to have strong performance over the next few years.

High-tech Investments
There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have some of their companies preparing for IPOs in the near future.

Prospects
The property market in Hong Kong has recovered significantly over the past twelve months. One of the best performing sectors is the luxury residential, which your Group is concentrating its development efforts on. Another sector which is expected to perform well is the office market due to strong economic growth and tight supply over the next few years. Your Group has also substantial investments in this sector.

LIQUIDITY AND FINANCIAL RESOURCES
At 30th September 2004, the Group's borrowings net of cash was HK$267.4 million as compared with HK$201.3 million at 31st March 2004. 45.5% of the Group's borrowings were payable within one year and 54.5% were payable between two to five years. All of the Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2004, amounted to HK$470.1 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 7.9% at 30th September 2004, compared to 5.8% at 31st March 2004.

Certain properties of the Group with a carrying value of HK$1,201.1 million (31st March 2004: HK$966.4 million) have been pledged to banks as security for facilities granted to the extent of HK$557.0 million (31st March 2004: HK$377.5 million) against which HK$304.9 million (31st March 2004: HK$195.8 million) has been utilised at the balance sheet date.

HUMAN RESOURCES
The Group, excluding associated companies, employs a total of 240 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.3 million for the period ended 30th September 2004. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE
The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE
The interim report for the six months ended 30th September 2004 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange (before the amendments made on 31st March 2004) will be published on the website of the Stock Exchange in due course.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 9th December 2004

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. Wing Sau Li and Mr. William Wai Lim Lam as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Benedict Cho Hung Woo and Mr. Joseph Wing Siu Cheung as independent non-executive directors.